Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Benchmark Electronics, Inc.:

     We consent to the use of our reports dated March 10, 2006, with respect to the consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, and our report dated March 10, 2006 related to the consolidated financial statement schedule, incorporated herein by reference .

/s/ KPMG LLP
Houston, Texas
August 21, 2006